Exhibit 99.1

Nayax Announces Strategic Partnership with Turkey’s Düzey

HERZLIYA, Israel, September 14, 2023 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement and payments platform designed to help merchants scale their business, today announced a strategic partnership with Turkey’s Düzey, part of Koç Holding.

This partnership was initiated with the installation of Nayax devices on vending machines in public locations and at Koç Holding factory locations throughout Turkey and will eventually expand to locations in Europe with the potential to bring tens of thousands of units with advanced payment and telemetry technologies, loyalty programs, and new integrations to the region.

Nayax and Düzey‘s collaboration will create more seamless payment experiences for consumers in closed-loop locations such as offices and factories. Recently, Nayax’s Nova Market self-checkout kiosk was set up at one of Koç Holding‘s TokenFlex locations with 3,000 workers. Nova Market is an intuitive cashless self-checkout solution ideal for micro markets and other self-service businesses. It provides operators with 24/7 management capabilities, accepts open and closed-loop payment methods, and enables a myriad of loyalty programs and prepaid cards making it ideal for offices and other closed-loop environments.

“The feedback we have received so far has been highly positive, indicating a promising start. Moreover, we believe that the micro market business has high potential and is a complimentary business model to our vending business. In this context, we see Nayax as a company that can provide solutions to help us achieve our goals in this field. Their expertise and capabilities align perfectly with our aspirations, making them a valuable partner in our journey towards success,” says Kerem Calban, Düzey.

Nayax’s technological capabilities in the payment field, including prepaid cards, makes it an excellent partner for Duzey in this endeavor. Nayax’s end-to-end solution includes cashless payments, telemetry, consumer engagement, management software, and much more, enabling vending operators to optimize their business and increase their revenue whether they are located in closed or open-loop environments. Nayax is continuously working on new integrations, such as a payment integration with the TokenFlex meal card in Turkey, to provide customers around the world with the payment solutions they need.

Düzey and Nayax’s collective expertise in the vending industry, along with its innovative technologies and ability to adapt to any market help them provide state-of-the-art solutions for their customers, elevating the vending experience to new heights. A shared commitment to excellence and to customer satisfaction helps pave their way to success and to holding a prominent position on the global stage.

“This strategic partnership solidifies our position as a global leader in the vending market, enabling us to continue to grow our market share,” says Eran Bar, Director of Sales, Nayax. “Our leading technologies, commitment to our customers, and our innovative mindset enables us to achieve our goal of simplifying commerce for operators and consumers alike.”

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency.

About Düzey

Düzey is a company of Koç Holding, Turkey’s largest conglomerate. Koç Holding is the only Turkish company listed in the Fortune Global 500 ranking and holds a leading position in the long term with strong competitive advantages in the energy, automotive, durable goods, retail, and financial sectors, offering significant growth potential.

Since 1975, Düzey has been the largest B2B sales and distribution company in Turkey, boasting the ability to reach every sales channel and serve both micro and macro-scale customers with its extensive distribution network. With its multi-brand distribution capability, Düzey handles the sales and distribution processes of numerous global and local brands, while also leading the industry by managing its own portfolio of brands.

Recently launched this year as Düzey’s new business model, Koç Vending Systems caters to various needs with a wide range of products, offering services in both B2B and B2C sectors. With a focus on meeting diverse requirements, Koç Vending Systems has become a pioneering force in the vending industry.

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com

Investor Relations Contact:
Virginea Stuart Gibson
Vice President, Investor Relations
virgineas@nayax.com